METALLA PROVIDES UPDATE ON JOAQUIN PROJECT
(All amounts are expressed in USD unless otherwise indicated)

FOR IMMEDIATE RELEASE	CSE: MTA
OTCQX: MTAFF
December 22, 2017	Frankfurt: X9CP

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (CSE: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to provide and update on its 2% net smelter return (“NSR”) royalty covering the Joaquin project ("Joaquin") under development by Pan American Silver Corp. (“Pan American”; NASDAQ: PAAS), as disclosed by Pan American by way of a news release on December 21, 2017 (the “Pan American Disclosure”).

Pan American has announced that it finalized a preliminary feasibility study on the La Morocha deposit, which is part of Joaquin, located in Santa Cruz, Argentina. The study recommends the development of the La Morocha deposit as an underground mine, with processing to occur at Pan American's Manantial Espejo mill. Based on the results of a preliminary feasibility study, Pan American's Board of Directors has approved a capital investment of approximately $37.8 million to construct the La Morocha underground mine and fund activities up to the point of commercial production (excluding $3.6 million of reimbursable value-added tax ("VAT")). Pan American intends to prepare a technical report pursuant to National Instrument 43-101 - Standards of Disclosure for Mining Projects ("NI 43-101") and file on SEDAR (www.sedar.com).

“The Joaquin royalty will be a great addition to Metalla’s existing producing portfolio when it comes online. Shareholders should benefit from an annualized 17% increase in production starting in 2019, cash flow and geographical diversification, and add a top tier operator. The preliminary feasibility study only represents a small part of the overall potential of Joaquin. The investment by Pan American shows their commitment and confidence in the Joaquin project, and it looks to hold a significant amount of potential for future years past 2021” commented Brett Heath, President and CEO of Metalla.

La Morocha Preliminary Feasibility Study Highlights (as set out in the Pan American Disclosure):

•	Ore to be delivered to Manantial Espejo for processing is estimated to be 474 thousand tonnes at 721 grams per tonne of silver.
•	Life-of-mine recovered silver ounces are estimated at 8.9 million and account for 96% of the total estimated project revenue. Total recovered gold ounces are estimated at 5,100.
•	Metallurgical test work confirms that the Manantial Espejo mill is suited to process the ore from La Morocha at a slightly higher cost per tonne than the ore from Manantial Espejo. Silver and gold recovery is estimated to average 81%.
•	An estimated mine production and ore transport rate of 600 tonnes per day during peak operations.
•	The mining method will be primarily post pillar cut and fill using unconsolidated mine development waste rock for backfill.

•	Ore will be hauled to surface by mine trucks and then transported by road to the Manantial Espejo processing facility, located 145 kilometres to the south of Joaquin.
•	Development of the underground access decline ramp is scheduled to begin in the second quarter of 2018, with first ore production starting in late 2019 and running until the end of 2021.
•	The estimated $37.8 million project development capital investment (excluding $3.6 million of reimbursable VAT) is scheduled to be incurred during 2018 and 2019, and is anticipated to be funded from the cash flow generated through the Company's operating activities.

METALLA ESTIMATED PRODUCTION FROM JOAQUIN(1)

Based on the Pan American Disclosure, Metalla estimates that future production and cash flow from the Joaquin project will be:

	2019	2020	2021
Silver (“Ag”) ounces	16,000 oz Ag	86,000 oz Ag	76,000 oz Ag
Gold (“Au”) ounces	20 oz Au	56 oz Au	26 oz Au
Estimated Cash Flow CAD dollars (2)(3)	$375,920	$1,942,084	$1,680,464

(1)

Based on Metalla’s 2% NSR royalty on guidance given by Pan American, subject to standard development risks from the project moving from PFS to Production. (Not included in Metalla’s production guidance)

(2)	Based on $17 silver per ounce and $1,200 gold per ounce and exchange rate of 1.27 USD/CAD
(3)	Not including NSR deductions and potential tax

Qualified Person

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in “National Instrument 43-101 Standards of disclosure for mineral projects.

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

Contact Information

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com

Investor Relations

Renmark Financial Communications Inc.

Barry Mire: bmire@renmarkfinancial.com
Tel: (416) 644-2020 or (514) 939-3989

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Technical and third party information

The disclosure herein and relating to the Joaquin project is based on information publicly disclosed by Pan American and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Company. Specifically, as a royalty holder, the Company has limited, if any, access to the Joaquin project. The Company is dependent on, (i) Pan American and their qualified persons to provide information to the Company, or (ii) on publicly available information to prepare disclosure pertaining to the Joaquin project and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Company's royalty interest. The Company's royalty interest may cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Any financial outlook or future-oriented financial information in this news release, as defined by applicable securities laws, has been approved by management of Morien as of the date of this news release. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such outlook or information should not be used for purposes other than for which it is disclosed in this news release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, future development or production decision at Joaquin, , statements about possible royalty payments under the Joaquin NSR and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, continued ramp-up at the Endeavor Mine, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading “Risk Factors” in the Management's Discussion and Analysis of the Company dated September 28, 2017 filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.